Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the second quarter of 2013 and six months ended June 30, 2013, has been derived from TOTAL’s unaudited consolidated financial statements for the second quarter of 2013 and six months ended June 30, 2013. Following the application of revised accounting standard IAS 19 effective January 1, 2013, the information for 2012 and 2011 in this exhibit has been restated; however, the impact on such restated results is not significant (for further information concerning this restatement, see note 1 of the notes to the unaudited interim consolidated financial statements provided elsewhere in this Form 6-K).

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2012, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission (“SEC”) on March 28, 2013.

•                           Key figures and consolidated accounts of TOTAL*

2Q13	1Q13	2Q12	2Q13 vs 2Q12	in millions of euros except earnings per share and number of shares	1H13	1H12	1H13 vs 1H12
46,973	48,130	49,135	-4%	Sales	95,103	100,303	-5%
				Adjusted net operating income from business segments**
2,325	2,466	2,505	-7%	• Upstream	4,791	5,562	-14%
370	383	378	-2%	• Refining & Chemicals	753	442	+70%
330	265	177	+86%	• Marketing & Services	595	318	+87%
1.12	0.68	0.67	+67%	Fully-diluted earnings per share (euros)	1.79	2.29	-22%
2,274	2,269	2,264	—	Fully-diluted weighted-average shares (millions)	2,272	2,264	—
2,537	1,537	1,518	+67%	Net income (Group share)	4,074	5,186	-21%
5,712	5,984	4,964	+15%	Investments***	11,696	10,904	+7%
1,334	616	980	+36%	Divestments	1,950	2,670	-27%
4,378	5,368	3,984	+10%	Net investments	9,746	8,234	+18%
3,706	3,718	6,167	-40%	Cash flow from operations	7,424	11,434	-35%

*                        Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

**                   For a discussion of the segment reorganization effective January 1, 2012, see “Analysis of business segments” below.

***              Including acquisitions.

•                          Second quarter 2013 results

➢             Sales

In the second quarter 2013, the Brent price averaged $102.4/b, a decrease of 5% compared to the second quarter 2012. The European refining margin indicator (“ERMI”) averaged $24/t, a decrease of 37% compared to the second quarter 2012. The environment for petrochemicals was stable in Europe and improved slightly in the United States compared to the same period last year.

The euro-dollar exchange rate averaged $1.31/€ in the second quarter 2013, compared to $1.28/€ in the second quarter 2012.

In this environment, sales were €46,973 million in the second quarter 2013, a decrease of 4% compared to €49,135 million in the second quarter 2012.

➢             Net income

Net income (Group share) in the second quarter 2013 increased by 67% to €2,537 million from €1,518 million in the second quarter 2012, mainly due to the greater inventory valuation effect in the second quarter 2012 and the impact of special items, as described hereafter. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €400 million in the second quarter 2013, primarily as a result of the decrease in the price of Brent during the period, and a negative impact of €959 million in the second quarter 2012. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €24 million in the second quarter 2013, compared to a positive impact of €9 million in the second quarter 2012. Special items had a positive impact on net income (Group share) of €262 million in the second quarter 2013, comprised essentially of gains relating to the sale of Upstream assets in Italy, compared to a negative impact of €323 million in the second quarter 2012, comprised essentially of a provision indicated previously in TOTAL’s Annual Reports on Form 20-F concerning an investigation by the SEC and the Department of Justice (“DOJ”). As further detailed in TOTAL’s Form 6-K filed with the SEC on May 29, 2013, this investigation has been resolved following a settlement with the SEC and DOJ.

Fully-diluted earnings per share, based on 2,274 million fully-diluted weighted-average shares, was €1.12 in the second quarter 2013 compared to €0.67 in the second quarter 2012, an increase of 67%.

➢             Investments — divestments(1)

Investments, excluding acquisitions and including changes in non-current loans, were €4.9 billion in the second quarter 2013 compared to €4.4 billion in the second quarter 2012.

Acquisitions were €500 million in the second quarter 2013, comprised essentially of the acquisition of an additional stake in Novatek, the carry agreement for the liquids-rich Utica gas field in the United States and bonus payments for exploration permits. Acquisitions were €437 million in the second quarter 2012.

Asset sales in the second quarter 2013 were €1,061 million, including mainly the sale of an interest in the Tempa Rossa field in Italy. Asset sales were €834 million in the second quarter 2012.

Net investments(2) were €4.4 billion in the second quarter 2013 compared to €4.0 billion in the second quarter 2012.

➢             Cash flow

Cash flow from operations was €3,706 million in the second quarter 2013 compared to €6,167 million in the second quarter 2012. This decrease was mainly due to changes in the working capital of the Upstream between the two periods.

The Group’s net cash flow(3) was negative €672 million in the second quarter 2013 compared to positive €2,183 million in the second quarter 2012. This decrease was mainly due to changes in the working capital of the Upstream between the two periods.

•                          First half 2013 results

➢             Sales

Compared to the first half 2012, the average Brent price decreased by 5% to $107.5/b in the first half 2013. The ERMI averaged $25.5/t compared to $29.5/t in the first half 2012, a decrease of 14%. During the same period, however, the petrochemicals environment on balance improved in Europe and the United States.

The euro-dollar exchange rate averaged $1.31/€ compared to $1.30/€ in the first half 2012.

In this environment, sales were €95,103 million in the first half 2013, a decrease of 5% compared to €100,303 million in the first half 2012.

➢             Net income

Net income (Group share) in the first half 2013 decreased by 21% to €4,074 million from €5,186 million in the first half 2012, mainly due to lower hydrocarbon prices and to the impact of special items described hereafter. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €451 million in the first half 2013, primarily as a result of the decrease in the price of Brent during the period, and a negative impact of €369 million in the first half 2012. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €23 million in the first half 2013 and a negative impact of €11 million in the first half 2012. Special items had a negative impact on net income (Group share) of €1,014 million in the first half 2013, mainly due to a loss on the sale of the Group’s interest in the Voyageur upgrader project in Canada, which was partially offset by a gain on the sale of an Upstream asset in Italy. Special items had a negative impact on net income (Group share) of €305 million in the first half 2012, including, essentially, the second quarter 2012 provision described above in “Second quarter 2013 results — Net income”.

(1)                  Detail shown on page 12 of this exhibit.

(2)                  Net investments = investments including acquisitions and changes in non-current loans - asset sales.

(3)                  Net cash flow = cash flow from operations - net investments.

Fully-diluted earnings per share, based on 2,272 million fully-diluted weighted-average shares, was €1.79 in the first half 2013 compared to €2.29 in the first half 2012, a decrease of 22%.

➢             Investments — divestments(4)

Investments, excluding acquisitions and including changes in non-current loans, were €9.8 billion in the first half 2013 compared to €8.3 billion in the first half 2012.

Acquisitions were €1.4 billion in the first half 2013, comprised mainly of the acquisition of an additional 6% interest in the Ichthys project in Australia, an additional 0.7% stake in Novatek(5), the carry agreement for the liquids-rich Utica gas project in the United States and bonus payments for exploration permits. Acquisitions were €2.3 billion in the first half 2012.

Asset sales were €1.5 billion(6) in the first half 2013, comprised mainly of the sale of an interest in the Tempa Rossa field in Italy and all of the Group’s 49% interest in the Voyageur upgrader project in Canada. Asset sales in the first half 2012 were €2.3 billion.

Net investments were €9.7 billion in the first half 2013 compared to €8.2 billion in the first half 2012.

➢             Cash flow

Cash flow from operations was €7,424 million in the first half 2013, a decrease of 35% compared to the first half 2012, mainly due to an unfavorable change in working capital.

The Group’s net cash flow was negative €2,322 million in the first half 2013 compared to positive €3,200 million in the first half 2012, reflecting essentially a reduced level of cash flow from operations (including changes in working capital) and a higher level of net investments.

The net-debt-to-equity ratio was 27.6% on June 30, 2013, compared to 21.9% on June 30, 2012(7).

•                          Analysis of business segment results

In October 2011, the Group announced a proposed reorganization of its Downstream and Chemicals segments. The procedure for informing and consulting with employee representatives took place and the reorganization became effective on January 1, 2012. This led to organizational changes, with the creation of: a Refining & Chemicals segment, a large industrial center that encompasses refining, petrochemicals, fertilizers and specialty chemicals operations, as well as oil trading and shipping activities; and a Supply & Marketing segment (renamed the Marketing & Services segment on November 13, 2012), which is dedicated to worldwide supply and marketing activities in the oil products field. A further reorganization of the Group’s Upstream and Marketing & Services segments became effective as of July 1, 2012, with the Upstream segment now consisting of the activities of Gas & Power in addition to the exploration and production of hydrocarbons, and the Marketing & Services segment now consisting of the activities of New Energies in addition to the Group’s worldwide businesses of supplying and marketing petroleum products. Historical numbers contained herein have been restated on this basis.

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined

(4)                  Detail shown on page 12 of this exhibit.

(5)                  As of June 30, 2013, the Group owns 16% of the share capital of Novatek.

(6)                  This amount does not include the sale of an interest in block 14 in Angola, which was reported in the cash flow statement of the first quarter 2013 as a transaction involving a non-controlling interest.

(7)                  Detail shown on page 12 of this exhibit.

using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding (as from January 1, 2011) the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 23-29 and 31-33 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

➢             UPSTREAM SEGMENT

○           Environment — liquids and gas price realizations*

2Q13	1Q13	2Q12	2Q13 vs 2Q12		1H13	1H12	1H13 vs 1H12
102.4	112.6	108.3	-5%	Brent ($/b)	107.5	113.6	-5%
96.6	106.7	101.6	-5%	Average liquids price ($/b)	101.7	108.3	-6%
6.62	7.31	7.10	-7%	Average gas price ($/Mbtu)	6.97	7.10	-2%
69.8	77.4	76.0	-8%	Average hydrocarbons price ($/boe)	73.6	79.0	-7%

*              Consolidated subsidiaries, excluding fixed margins.

○           Production

2Q13	1Q13	2Q12	2Q13 vs 2Q12	Hydrocarbon production	1H13	1H12	1H13 vs 1H12
2,290	2,323	2,261	+1%	Combined production (kboe/d)	2,306	2,317	—
1,160	1,193	1,218	-5%	• Liquids (kb/d)	1,176	1,224	-4%
6,169	6,137	5,722	+8%	• Gas (Mcf/d)	6,153	5,974	+3%

Hydrocarbon production was 2,290 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2013, an increase of 1% compared to the second quarter 2012, essentially as a result of:

•             +2% for growth from new projects;

•             -3% for normal decline and scheduled maintenance;

•             +2% for the restart of production from Elgin/Franklin in the UK North Sea and from Ibewa in Nigeria; and

•             overall, increased production relating to the improvement of security conditions in Yemen was offset by increased theft and acts of sabotage in Nigeria this quarter.

In the first half 2013, hydrocarbon production was 2,306 kboe/d, stable compared to the first half 2012, essentially as a result of:

•             +3% for growth from new projects;

•             -2% for normal decline and scheduled maintenance;

•             -1% for incidents in 2012 in the UK North Sea and in Nigeria; and

•             overall, increased production relating to the improvement of security conditions in Yemen was offset by increased theft and acts of sabotage in Nigeria during the first half of 2013.

○           Results

2Q13	1Q13	2Q12	2Q13 vs 2Q12	in millions of euros	1H13	1H12	1H13 vs 1H12
4,781	5,452	4,977	-4%	Non-Group sales	10,233	11,154	-8%
4,276	4,962	4,941	-13%	Operating income	9,238	11,424	-19%
32	(2)	7	x5	Adjustments affecting operating income	30	32	-6%
4,308	4,960	4,948	-13%	Adjusted operating income*	9,268	11,456	-19%
2,325	2,466	2,505	-7%	Adjusted net operating income*	4,791	5,562	-14%
527	633	433	+22%	• Includes adjusted income from equity affiliates	1,160	928	+25%
5,056	5,255	4,227	+20%	Investments	10,311	9,533	+8%
1,112	543	234	x5	Divestments	1,655	982	+69%
2,128	4,150	5,298	-60%	Cash flow from operating activities	6,278	11,064	-43%

*              Detail of adjustment items shown on pages 23-29 and 31-33 of this exhibit.

Adjusted net operating income from the Upstream segment was €2,325 million in the second quarter 2013 compared to €2,505 million in the second quarter 2012, a decrease of 7% explained principally by the change in hydrocarbon prices between the two periods.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a negative impact of €304 million on the Upstream segment’s adjusted net operating income in the second quarter 2013, consisting essentially of capital gains on the sale of an interest in the Tempa Rossa field in Italy, and a negative impact of €2 million in the second quarter 2012.

The effective tax rate for the Upstream segment was 58.3% in the second quarter 2013, basically identical to that in the second quarter 2012.

Adjusted net operating income from the Upstream segment in the first half 2013 was €4,791 million compared to €5,562 million in the first half 2012, a decrease of 14% explained principally by a decrease in average hydrocarbon prices and an increase in technical costs between the two periods.

The return on average capital employed (ROACE(8)) for the Upstream segment was 16% for the twelve months ended June 30, 2013, compared to 17% for the twelve months ended March 31, 2013, and 18% for the full year 2012.

(8)                  Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 13 of this exhibit..

➢                       REFINING & CHEMICALS SEGMENT

○         Refinery throughput and utilization rates*

2Q13	1Q13	2Q12	2Q13 vs 2Q12		1H13	1H12	1H13 vs 1H12
1,772	1,763	1,878	-6%	Total refinery throughput (kb/d)	1,769	1,855	-5%
729	627	752	-3%	• France	678	722	-6%
781	866	876	-11%	• Rest of Europe	824	878	-6%
262	270	250	+5%	• Rest of world	267	255	+5%
				Utilization rates**
83%	83%	86%		• Based on crude only	83%	84%
87%	86%	90%		• Based on crude and other feedstock	86%	89%

*              Includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.

**         Based on distillation capacity at the beginning of the year.

In the second quarter 2013, refinery throughput decreased by 6% compared to the second quarter 2012. The decrease was mainly due to scheduled turnaround at Antwerp and maintenance at Donges this quarter, as well as the closure of the Rome refinery at the end of the third quarter 2012.

In the first half 2013, refinery throughput decreased by 5% compared to the first half 2012, reflecting essentially scheduled turnarounds at the Antwerp and Normandy platforms in 2013, increased maintenance at Donges, as well as the closure of the Rome refinery at the end of the third quarter 2012

○         Results

2Q13	1Q13	2Q12	2Q13 vs 2Q12	in millions of euros (except ERMI refining margins)	1H13	1H12	1H13 vs 1H12
24.1	26.9	38.2	-37%	European refining margin indicator - ERMI ($/t)	25.5	29.5	-14%
21,560	21,618	22,592	-5%	Non-Group sales	43,178	45,688	-5%
(179)	337	(780)	n/a	Operating income	158	(40)	n/a
536	73	1,238	-57%	Adjustments affecting operating income	609	455	+34%
357	410	458	-22%	Adjusted operating income*	767	415	+85%
370	383	378	-2%	Adjusted net operating income*	753	442	+70%
113	90	100	+13%	• Contribution of Specialty chemicals**	203	191	+6%
382	533	501	-24%	Investments	915	930	-2%
208	27	7	x30	Divestments	235	148	+59%
1,303	(288)	625	x2	Cash flow from operating activities	1,015	589	+72%

*              Detail of adjustment items shown on pages 23-29 and 31-33 of this exhibit.

**         Made up of Hutchinson, Bostik and Atotech.

The ERMI averaged $24.1/t in the second quarter 2013, a decrease of 37% compared to the average of the second quarter 2012.  Petrochemical margins were on balance stable in Europe and continued to improve in the United States compared to the same period last year.

Adjusted net operating income from the Refining & Chemicals segment was €370 million in the second quarter 2013 compared to €378 million in the second quarter 2012. A more favorable petrochemicals environment in the United States and the initial benefits of the efficiencies and synergies program compensated for lower utilization rates and less favorable refining margins.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact of €351 million on the Refining & Chemicals segment’s adjusted net operating income in the second quarter 2013 and a positive impact of €877 million in the second quarter 2012. The exclusion of special items had a positive impact of €66 million on the Refining & Chemicals segment’s adjusted net operating income in the second quarter 2013 and no impact in the second quarter 2012.

Adjusted net operating income from the Refining & Chemicals segment in the first half 2013 was €753 million, an increase of 70% compared to the first half 2012, even while refining margins were declining. This increase was mainly due to an improved petrochemicals environment and the initial benefits of the efficiencies and synergies program.

The ROACE for the Refining & Chemicals segment was 11% for the twelve months ended June 30, 2013, compared to 10% for the twelve months ended March 31, 2013, and 9% for the full year 2012.

➢                       MARKETING & SERVICES SEGMENT

○         Refined product sales

2Q13	1Q13	2Q12	2Q13 vs 2Q12	Sales in kb/d*	1H13	1H12	1H13 vs 1H12
1,150	1,108	1,166	-1%	Europe	1,129	1,189	-5%
633	607	524	+21%	Rest of world	620	526	+18%
1,783	1,715	1,690	+6%	Total Marketing & Services sales	1,749	1,715	+2%

*              Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 11 of this exhibit); includes share of TotalErg.

In the second quarter 2013, sales volumes increased by 6% compared to the second quarter 2012. This increase was driven by sales outside Europe, particularly sales in the Americas, Africa and Asia.

Sales volumes for the first half 2013 increased by 2% compared to first half 2012, mainly due to growth outside Europe, particularly in the Americas, Africa and Asia. Sales volumes in Europe declined by 5%, notably due to lower sales volumes in Italy in connection with the closure of the Rome refinery.

○         Results

2Q13	1Q13	2Q12	2Q13 vs 2Q12	in millions of euros	1H13	1H12	1H13 vs 1H12
20,561	20,999	21,519	-4%	Non-Group sales	41,560	43,371	-4%
337	388	98	x3	Operating income	725	484	+50%
82	21	194	-58%	Adjustments affecting operating income	103	131	-21%
419	409	292	+43%	Adjusted operating income*	828	615	+35%
330	265	177	+86%	Adjusted net operating income*	595	318	+87%
—	(13)	(59)	n/a	• Contribution of New Energies	(13)	(175)	n/a
242	187	212	+14%	Investments	429	410	+5%
12	38	20	-40%	Divestments	50	65	-23%
414	(93)	(140)	n/a	Cash flow from operating activities	321	(584)	n/a

*              Detail of adjustment items shown on pages 23-29 and 31-33 of this exhibit.

The Marketing & Services segment’s sales were €20.6 billion in the second quarter 2013, a decline of 4% compared to the second quarter 2012.

Adjusted net operating income from the Marketing & Services segment was €330 million in the second quarter 2013, an increase of 86% compared to the second quarter 2012, mainly due to increased sales volumes of refined products and an improved contribution from New Energies.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact of €55 million on the Marketing & Services segment’s adjusted net operating income in the second quarter 2013 and a positive impact of €99 million in the second quarter 2012. The exclusion of special items had no impact on the Marketing & Services segment’s adjusted net operating income in the second quarter 2013 and a positive impact of €56 million in the second quarter 2012.

Adjusted net operating income from the Marketing & Services segment was €595 million in the first half 2013, an increase of 87% compared to the first half 2012. This increase was mainly due to an improved contribution from New Energies (which was negative in first half 2012) and an overall improvement in the Marketing division, particularly in emerging markets.

The ROACE for the Marketing & Services segment was 14% for the twelve months ended June 30, 2013, compared to 13% for the twelve months ended March 31, 2013, and 12% for the full-year 2012.

•                          Summary and outlook

As approved by the Board of Directors on April 25, 2013, TOTAL will pay a first quarter 2013 interim dividend of €0.59/share on September 27, 2013(9).

The second half of 2013 will be highlighted by TOTAL’s progress on executing its major projects. In the Upstream, following the recent start-up of Angola LNG, the Group should see first oil from the giant Kashagan project in Kazakhstan, as well as benefit from gas and liquids production from the extension of OML 58 in Nigeria. In addition, following the launch of two new deep offshore projects in 2013, Moho Nord in Congo and Egina in Nigeria, the Group is studying the launch of two additional major projects before year-end: the long-plateau projects of Yamal LNG in Russia, and the Fort Hills mining project in Canada.

In the Downstream, the commissioning of the Satorp platform in Jubail should be completed by year-end. Together with its partner Saudi Aramco, TOTAL should have one of the most modern and competitive refining and petrochemicals platforms in the world.

At the same time, the Group continues to optimize its portfolio through its asset sale program with, notably, the pending closings of the sale of TIGF in France and the sale of block OML 138 in Nigeria. Based on agreements signed and in negotiation, the Group is confident in its ability to achieve its target of $15-20 billion in asset sales during 2012-14.

At the end of September, the Group will present its strategy and outlook at its annual Investors Day, a part of which will be dedicated to CSR topics.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                 material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                 changes in currency exchange rates and currency devaluations;

•                 the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                 uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                 uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                 changes in the current capital expenditure plans of TOTAL;

•                 the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                 the financial resources of competitors;

•                 changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

(9)                                     The ex-dividend date will be September 24, 2013.

•                 the quality of future opportunities that may be presented to or pursued by TOTAL;

•                 the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                 the ability to obtain governmental or regulatory approvals;

•                 the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                 the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                 changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                 the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                 the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2012.

Operating information by segment for
second quarter and first half 2013

•                  Upstream

2Q13	1Q13	2Q12	2Q13 vs 2Q12	Combined liquids and gas production by region (kboe/d)	1H13	1H12	1H13 vs 1H12
383	392	429	-11%	Europe	388	464	-16%
688	692	706	-3%	Africa	690	707	-2%
527	542	477	+10%	Middle East	535	494	+8%
70	71	69	+1%	North America	71	69	+3%
171	172	187	-9%	South America	172	185	-7%
229	236	213	+8%	Asia-Pacific	232	213	+9%
222	218	180	+23%	CIS	218	185	+18%
2,290	2,323	2,261	+1%	Total production	2,306	2,317	—
678	681	578	+17%	Includes equity affiliates	679	603	+13%

2Q13	1Q13	2Q12	2Q13 vs 2Q12	Liquids production by region (kboe/d)	1H13	1H12	1H13 vs 1H12
154	166	199	-23%	Europe	160	212	-25%
542	552	573	-5%	Africa	547	570	-4%
320	329	310	+3%	Middle East	324	305	+6%
27	27	25	+8%	North America	27	25	+8%
55	57	60	-8%	South America	56	61	-8%
29	31	25	+16%	Asia-Pacific	30	25	+20%
33	31	26	+27%	CIS	32	26	+23%
1,160	1,193	1,218	-5%	Total production	1,176	1,224	-4%
323	325	311	+4%	Includes equity affiliates	324	305	+6%

2Q13	1Q13	2Q12	2Q13 vs 2Q12	Gas production by region (Mcf/d)	1H13	1H12	1H13 vs 1H12
1,285	1,215	1,264	+2%	Europe	1,250	1,378	-9%
741	707	674	+10%	Africa	724	702	+3%
1,105	1,165	916	+21%	Middle East	1,135	1,029	+10%
242	250	253	-4%	North America	246	249	-1%
649	637	759	-14%	South America	643	711	-10%
1,121	1,151	1,019	+10%	Asia-Pacific	1,136	1,046	+9%
1,026	1,012	837	+23%	CIS	1,019	859	+19%
6,169	6,137	5,722	+8%	Total production	6,153	5,974	+3%
1,900	1,922	1,445	+31%	Includes equity affiliates	1,911	1,609	+19%

2Q13	1Q13	2Q12	2Q13 vs 2Q12	Liquefied natural gas	1H13	1H12	1H13 vs 1H12
2.86	2.90	2.55	+12%	LNG sales* (Mt)	5.76	5.77	—

*     Sales, Group share, excluding trading; 2012 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2012 SEC coefficient.

•                  Downstream (Refining & Chemicals and Marketing & Services)

2Q13	1Q13	2Q12	2Q13 vs 2Q12	Refined product sales b.y region (kb/d)*	1H13	1H12	1H13 vs 1H12
1,973	1,978	2,060	-4%	Europe	1,975	2,064	-4%
442	448	401	+10%	Africa	445	397	+12%
544	481	509	+7%	Americas	513	475	+8%
520	505	508	+2%	Rest of world	513	538	-5%
3,479	3,412	3,478	—	Total consolidated sales	3,446	3,473	-1%
534	521	542	-1%	Includes bulk sales	528	522	+1%
1,162	1,176	1,246	-7%	Includes trading	1,169	1,236	-5%

*              Includes share of TotalErg.

Investments - Divestments

2Q13	1Q13	2Q12	2Q13 vs 2Q12	in millions of euros	1H13	1H12	1H13 vs 1H12
4,939	4,854	4,381	+13%	Investments excluding acquisitions*	9,793	8,254	+19%
397	362	319	+24%	• Capitalized exploration	759	669	+13%
9	277	231	-96%	• Change in non-current loans**	286	390	-27%
500	934	437	+14%	Acquisitions	1,434	2,270	-37%
5,439	5,788	4,818	+13%	Investments including acquisitions*	11,227	10,523	+7%
1,061	420	834	+27%	Asset sales	1,481	2,289	-35%
4,378	5,368	3,984	+10%	Net investments**	9,746	8,234	+18%

*              Includes changes in non-current loans.

**         Includes net investments in equity affiliates and non-consolidated companies + net financing for employee-related stock purchase plans.

Net-debt-to-equity ratio

in millions of euros	06/30/2013	03/31/2013	06/30/2012
Current borrowings	10,030	10,739	10,642
Net current financial assets	(465)	(535)	(1,552)
Net financial assets classified as held for sale	775	682	—
Non-current financial debt	22,595	22,875	23,260
Hedging instruments of non-current debt	(1,306)	(1,472)	(1,886)
Cash and cash equivalents	(11,558)	(13,415)	(14,998)
Net debt	20,071	18,874	15,466

Shareholders’ equity	72,461	73,846	70,665
Estimated dividend payable	(1,313)	(2,666)	(1,299)
Non-controlling interests	1,701	1,785	1,256
Equity	72,849	72,965	70,622

Net-debt-to-equity ratio	27.6%	25.9%	21.9%

Return on average capital employed

•                  Twelve months ended June 30, 2013

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	10,374	1,687	1,107
Capital employed at 06/30/2012*	58,668	16,014	8,003
Capital employed at 06/30/2013*	69,644	15,998	7,511
ROACE	16.2%	10.5%	14.3%

•                  Twelve months ended March 31, 2013

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	10,554	1,695	954
Capital employed at 03/31/2012*	57,382	15,790	7,485
Capital employed at 03/31/2013*	67,187	17,096	7,503
ROACE	16.9%	10.3%	12.7%

•                  Full-year 2012

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	11,145	1,376	830
Capital employed at 12/31/2011*	56,910	15,454	6,852
Capital employed at 12/31/2012*	63,862	15,726	6,986
ROACE	18.5%	8.8%	12.0%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t)**	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
Second quarter 2013	1.31	24.1	102.4	96.6	6.62
First quarter 2013	1.32	26.9	112.6	106.7	7.31
Fourth quarter 2012	1.30	33.9	110.1	106.4	6.94
Third quarter 2012	1.25	51.0	109.5	107.6	6.00
Second quarter 2012	1.28	38.2	108.3	101.6	7.10

*                        European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**                    1 $/t = 0.136 $/b.

***                Consolidated subsidiaries, excluding fixed margin contracts.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	2nd quarter 2013	1st quarter 2013	2nd quarter 2012

Sales	46,973	48,130	49,135
Excise taxes	(4,469)	(4,196)	(4,559)
Revenues from sales	42,504	43,934	44,576

Purchases, net of inventory variation	(30,344)	(30,530)	(32,294)
Other operating expenses	(5,635)	(5,352)	(5,927)
Exploration costs	(272)	(307)	(269)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,941)	(2,160)	(2,028)
Other income	352	31	225
Other expense	(94)	(1,532)	(451)

Financial interest on debt	(182)	(169)	(170)
Financial income from marketable securities & cash equivalents	14	22	24
Cost of net debt	(168)	(147)	(146)

Other financial income	157	103	209
Other financial expense	(137)	(128)	(118)

Equity in net income (loss) of affiliates	609	718	436

Income taxes	(2,456)	(3,042)	(2,668)
Consolidated net income	2,575	1,588	1,545
Group share	2,537	1,537	1,518
Non-controlling interests	38	51	27
Earnings per share (€)	1.12	0.68	0.67
Fully-diluted earnings per share (€)	1.12	0.68	0.67

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	2nd quarter 2013	1st quarter 2013	2nd quarter 2012

Consolidated net income	2,575	1,588	1,545

Other comprehensive income

Actuarial gains and losses	(188)	169	(422)
Tax effect	72	(66)	158
Items not potentially reclassifiable to profit and loss	(116)	103	(264)

Currency translation adjustment	(1,111)	951	2,337
Available for sale financial assets	6	(4)	(93)
Cash flow hedge	61	11	(67)
Share of other comprehensive income of equity affiliates, net amount	(430)	94	(57)
Other	—	(8)	(7)

Tax effect	(25)	(2)	46
Items potentially reclassifiable to profit and loss	(1,499)	1,042	2,159

Total other comprehensive income (net amount)	(1,615)	1,145	1,895

Comprehensive income	960	2,733	3,440
- Group share	978	2,649	3,363
- Non-controlling interests	(18)	84	77

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	1st half 2013	1st half 2012

Sales	95,103	100,303
Excise taxes	(8,665)	(8,952)
Revenues from sales	86,438	91,351

Purchases, net of inventory variation	(60,874)	(64,335)
Other operating expenses	(10,987)	(11,007)
Exploration costs	(579)	(625)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,101)	(3,866)
Other income	383	514
Other expense	(1,626)	(547)

Financial interest on debt	(351)	(357)
Financial income from marketable securities & cash equivalents	36	59
Cost of net debt	(315)	(298)

Other financial income	260	294
Other financial expense	(265)	(254)

Equity in net income (loss) of affiliates	1,327	977

Income taxes	(5,498)	(6,979)
Consolidated net income	4,163	5,225
Group share	4,074	5,186
Non-controlling interests	89	39
Earnings per share (€)	1.80	2.30
Fully-diluted earnings per share (€)	1.79	2.29

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	1st half 2013	1st half 2012

Consolidated net income	4,163	5,225

Other comprehensive income

Actuarial gains and losses	(19)	(423)
Tax effect	6	156
Items not potentially reclassifiable to profit and loss	(13)	(267)
Currency translation adjustment	(160)	1,289
Available for sale financial assets	2	(159)
Cash flow hedge	72	3
Share of other comprehensive income of equity affiliates, net amount	(336)	105
Other	(8)	(14)
Tax effect	(27)	35
Items potentially reclassifiable to profit and loss	(457)	1,259
Total other comprehensive income (net amount)	(470)	992

Comprehensive income	3,693	6,217
- Group share	3,627	6,155
- Non-controlling interests	66	62

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	June 30, 2013	March 31, 2013	December 31, 2012	June 30, 2012
	(unaudited)	(unaudited)		(unaudited)
ASSETS

Non-current assets
Intangible assets, net	13,322	13,552	12,858	13,847
Property, plant and equipment, net	71,397	70,680	69,332	69,868
Equity affiliates : investments and loans	14,555	15,139	13,759	13,911
Other investments	1,210	1,223	1,190	2,222
Hedging instruments of non-current financial debt	1,306	1,472	1,626	1,886
Deferred income taxes	2,842	2,568	2,279	1,758
Other non-current assets	2,914	2,846	2,663	2,535
Total non-current assets	107,546	107,480	103,707	106,027

Current assets
Inventories, net	15,441	17,095	17,397	17,111
Accounts receivable, net	19,563	21,995	19,206	19,768
Other current assets	11,353	10,898	10,086	10,435
Current financial assets	510	624	1,562	1,723
Cash and cash equivalents	11,558	13,415	15,469	14,998
Assets classified as held for sale	3,902	4,555	3,797	—
Total current assets	62,327	68,582	67,517	64,035
Total assets	169,873	176,062	171,224	170,062

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,942	5,915	5,915	5,911
Paid-in surplus and retained earnings	71,785	71,751	70,116	67,776
Currency translation adjustment	(1,924)	(478)	(1,504)	368
Treasury shares	(3,342)	(3,342)	(3,342)	(3,390)
Total shareholders’ equity - Group Share	72,461	73,846	71,185	70,665
Non-controlling interests	1,701	1,785	1,280	1,256
Total shareholders’ equity	74,162	75,631	72,465	71,921

Non-current liabilities
Deferred income taxes	12,800	12,877	12,132	11,860
Employee benefits	3,633	3,503	3,744	3,406
Provisions and other non-current liabilities	11,059	11,554	11,585	11,264
Non-current financial debt	22,595	22,875	22,274	23,260
Total non-current liabilities	50,087	50,809	49,735	49,790

Current liabilities
Accounts payable	20,168	21,809	21,648	20,448
Other creditors and accrued liabilities	13,901	15,254	14,698	17,090
Current borrowings	10,030	10,739	11,016	10,642
Other current financial liabilities	45	89	176	171
Liabilities directly associated with the assets classified as held for sale	1,480	1,731	1,486	—
Total current liabilities	45,624	49,622	49,024	48,351
Total liabilities and shareholders’ equity	169,873	176,062	171,224	170,062

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	2nd quarter 2013	1st quarter 2013	2nd quarter 2012

CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	2,575	1,588	1,545
Depreciation, depletion and amortization	2,114	2,306	2,164
Non-current liabilities, valuation allowances and deferred taxes	(101)	77	(32)
Impact of coverage of pension benefit plans	—	—	(362)
(Gains) losses on disposals of assets	(271)	1,418	(165)
Undistributed affiliates’ equity earnings	70	(353)	193
(Increase) decrease in working capital	(732)	(1,403)	2,783
Other changes, net	51	85	41
Cash flow from operating activities	3,706	3,718	6,167

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(5,232)	(4,913)	(4,128)
Acquisitions of subsidiaries, net of cash acquired	—	(16)	(4)
Investments in equity affiliates and other securities	(198)	(582)	(455)
Increase in non-current loans	(282)	(473)	(377)
Total expenditures	(5,712)	(5,984)	(4,964)
Proceeds from disposals of intangible assets and property, plant and equipment	844	420	95
Proceeds from disposals of subsidiaries, net of cash sold	200	—	—
Proceeds from disposals of non-current investments	17	—	739
Repayment of non-current loans	273	196	146
Total divestments	1,334	616	980
Cash flow used in investing activities	(4,378)	(5,368)	(3,984)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	329	—	—
- Treasury shares	—	—	—
Dividends paid:
- Parent company shareholders	(1,356)	(1,333)	(1,284)
- Non-controlling interests	(70)	(2)	(96)
Other transactions with non-controlling interests	(3)	357	1
Net issuance (repayment) of non-current debt	575	2,850	1,409
Increase (decrease) in current borrowings	(698)	(3,232)	(693)
Increase (decrease) in current financial assets and liabilities	9	892	(10)
Cash flow used in financing activities	(1,214)	(468)	(673)
Net increase (decrease) in cash and cash equivalents	(1,886)	(2,118)	1,510
Effect of exchange rates	29	64	158
Cash and cash equivalents at the beginning of the period	13,415	15,469	13,330
Cash and cash equivalents at the end of the period	11,558	13,415	14,998

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	1st half 2013	1st half 2012

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	4,163	5,225
Depreciation, depletion and amortization	4,420	4,267
Non-current liabilities, valuation allowances and deferred taxes	(24)	326
Impact of coverage of pension benefit plans	—	(362)
(Gains) losses on disposals of assets	1,147	(446)
Undistributed affiliates’ equity earnings	(283)	227
(Increase) decrease in working capital	(2,135)	2,109
Other changes, net	136	88
Cash flow from operating activities	7,424	11,434

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(10,145)	(9,355)
Acquisitions of subsidiaries, net of cash acquired	(16)	(125)
Investments in equity affiliates and other securities	(780)	(653)
Increase in non-current loans	(755)	(771)
Total expenditures	(11,696)	(10,904)
Proceeds from disposals of intangible assets and property, plant and equipment	1,264	662
Proceeds from disposals of subsidiaries, net of cash sold	200	34
Proceeds from disposals of non-current investments	17	1,593
Repayment of non-current loans	469	381
Total divestments	1,950	2,670
Cash flow used in investing activities	(9,746)	(8,234)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	329	31
- Treasury shares	—	—
Dividends paid:
- Parent company shareholders	(2,689)	(2,570)
- Non controlling interests	(72)	(98)
Other transactions with non-controlling interests	354	1
Net issuance (repayment) of non-current debt	3,425	3,073
Increase (decrease) in current borrowings	(3,930)	(1,794)
Increase (decrease) in current financial assets and liabilities	901	(939)
Cash flow used in financing activities	(1,682)	(2,296)
Net increase (decrease) in cash and cash equivalents	(4,004)	904
Effect of exchange rates	93	69
Cash and cash equivalents at the beginning of the period	15,469	14,025
Cash and cash equivalents at the end of the period	11,558	14,998

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

			Paid-in
			surplus and	Currency			Shareholders’	Non-	Total
	Common shares issued		retained	translation	Treasury shares		equity Group	controlling	shareholders’
(M€)	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	equity

As of January 1, 2012	2,363,767,313	5,909	65,430	(1,004)	(109,554,173)	(3,390)	66,945	1,352	68,297
Net income of the first half	—	—	5,186	—	—	—	5,186	39	5,225
Other comprehensive Income	—	—	(396)	1,365	—	—	969	23	992
Comprehensive Income	—	—	4,790	1,365	—	—	6,155	62	6,217
Dividend	—	—	(2,570)	—	—	—	(2,570)	(98)	(2,668)
Issuance of common shares	779,653	2	29	—	—	—	31	—	31
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	10,295	—	—	—	—
Share-based payments	—	—	74	—	—	—	74	—	74
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	14	7	—	—	21	(20)	1
Other items	—	—	9	—	—	—	9	(40)	(31)
As of June 30, 2012	2,364,546,966	5,911	67,776	368	(109,543,878)	(3,390)	70,665	1,256	71,921
Net income from July 1 to December 31, 2012	—	—	5,423	—	—	—	5,423	108	5,531
Other comprehensive Income	—	—	(373)	(1,871)	—	—	(2,244)	(63)	(2,307)
Comprehensive Income	—	—	5,050	(1,871)	—	—	3,179	45	3,224
Dividend	—	—	(2,667)	—	—	—	(2,667)	(6)	(2,673)
Issuance of common shares	1,386,180	4	(3)	—	—	—	1	—	1
Purchase of treasury shares	—	—	—	—	(1,800,000)	(68)	(68)	—	(68)
Sale of treasury shares (1)	—	—	(116)	—	2,952,239	116	—	—	—
Share-based payments	—	—	72	—	—	—	72	—	72
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(3)	(1)	—	—	(4)	4	—
Other items	—	—	7	—	—	—	7	(19)	(12)
As of December 31, 2012	2,365,933,146	5,915	70,116	(1,504)	(108,391,639)	(3,342)	71,185	1,280	72,465
Net income of the first half	—	—	4,074	—	—	—	4,074	89	4,163
Other comprehensive Income	—	—	(28)	(419)	—	—	(447)	(23)	(470)
Comprehensive Income	—	—	4,046	(419)	—	—	3,627	66	3,693
Dividend	—	—	(2,685)	—	—	—	(2,685)	(72)	(2,757)
Issuance of common shares	10,802,845	27	302	—	—	—	329	—	329
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	980	—	—	—	—
Share-based payments	—	—	74	—	—	—	74	—	74
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(69)	(1)	—	—	(70)	424	354
Other items	—	—	1	—	—	—	1	3	4
As of June 30, 2013	2,376,735,991	5,942	71,785	(1,924)	(108,390,659)	(3,342)	72,461	1,701	74,162

(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,781	21,560	20,561	71	—	46,973
Intersegment sales	6,519	9,807	806	27	(17,159)	—
Excise taxes	—	(835)	(3,634)	—	—	(4,469)
Revenues from sales	11,300	30,532	17,733	98	(17,159)	42,504
Operating expenses	(5,512)	(30,413)	(17,273)	(212)	17,159	(36,251)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,512)	(298)	(123)	(8)	—	(1,941)
Operating income	4,276	(179)	337	(122)	—	4,312
Equity in net income (loss) of affiliates and other items	774	52	38	23	—	887
Tax on net operating income	(2,421)	80	(100)	(44)	—	(2,485)
Net operating income	2,629	(47)	275	(143)	—	2,714
Net cost of net debt						(139)
Non-controlling interests						(38)
Net income						2,537

2nd quarter 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(32)	—	—	—	—	(32)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(32)	—	—	—	—	(32)
Operating expenses	—	(536)	(82)	—	—	(618)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(32)	(536)	(82)	—	—	(650)
Equity in net income (loss) of affiliates and other items	252	(32)	1	—	—	221
Tax on net operating income	84	151	26	—	—	261
Net operating income (b)	304	(417)	(55)	—	—	(168)
Net cost of net debt						—
Non-controlling interests						6
Net income						(162)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(499)	(82)	—
On net operating income	—	(351)	(55)	—

2nd quarter 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,813	21,560	20,561	71	—	47,005
Intersegment sales	6,519	9,807	806	27	(17,159)	—
Excise taxes	—	(835)	(3,634)	—	—	(4,469)
Revenues from sales	11,332	30,532	17,733	98	(17,159)	42,536
Operating expenses	(5,512)	(29,877)	(17,191)	(212)	17,159	(35,633)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,512)	(298)	(123)	(8)	—	(1,941)
Adjusted operating income	4,308	357	419	(122)	—	4,962
Equity in net income (loss) of affiliates and other items	522	84	37	23	—	666
Tax on net operating income	(2,505)	(71)	(126)	(44)	—	(2,746)
Adjusted net operating income	2,325	370	330	(143)	—	2,882
Net cost of net debt						(139)
Non-controlling interests						(44)
Ajusted net income						2,699
Adjusted fully-diluted earnings per share (€)						1.19

(a) Except for earnings per share.

2nd quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,056	382	242	32	—	5,712
Total divestments	1,112	208	12	2	—	1,334
Cash flow from operating activities	2,128	1,303	414	(139)	—	3,706

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,452	21,618	20,999	61	—	48,130
Intersegment sales	7,335	9,914	108	51	(17,408)	—
Excise taxes	—	(830)	(3,366)	—	—	(4,196)
Revenues from sales	12,787	30,702	17,741	112	(17,408)	43,934
Operating expenses	(6,115)	(30,067)	(17,208)	(207)	17,408	(36,189)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,710)	(298)	(145)	(7)	—	(2,160)
Operating income	4,962	337	388	(102)	—	5,585
Equity in net income (loss) of affiliates and other items	(846)	72	(32)	(2)	—	(808)
Tax on net operating income	(2,896)	(79)	(115)	21	—	(3,069)
Net operating income	1,220	330	241	(83)	—	1,708
Net cost of net debt						(120)
Non-controlling interests						(51)
Net income						1,537

1st quarter 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2	—	—	—	—	2
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	2	—	—	—	—	2
Operating expenses	—	(69)	(21)	—	—	(90)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(4)	—	—	—	(4)
Operating income (b)	2	(73)	(21)	—	—	(92)
Equity in net income (loss) of affiliates and other items	(1,420)	(10)	(10)	—	—	(1,440)
Tax on net operating income	172	30	7	—	—	209
Net operating income (b)	(1,246)	(53)	(24)	—	—	(1,323)
Net cost of net debt						—
Non-controlling interests						(3)
Net income						(1,326)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(67)	(21)	—
On net operating income	—	(34)	(14)	—

1st quarter 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,450	21,618	20,999	61	—	48,128
Intersegment sales	7,335	9,914	108	51	(17,408)	—
Excise taxes	—	(830)	(3,366)	—	—	(4,196)
Revenues from sales	12,785	30,702	17,741	112	(17,408)	43,932
Operating expenses	(6,115)	(29,998)	(17,187)	(207)	17,408	(36,099)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,710)	(294)	(145)	(7)	—	(2,156)
Adjusted operating income	4,960	410	409	(102)	—	5,677
Equity in net income (loss) of affiliates and other items	574	82	(22)	(2)	—	632
Tax on net operating income	(3,068)	(109)	(122)	21	—	(3,278)
Adjusted net operating income	2,466	383	265	(83)	—	3,031
Net cost of net debt						(120)
Non-controlling interests						(48)
Ajusted net income						2,863
Adjusted fully-diluted earnings per share (€)						1.26

(a) Except for earnings per share.

1st quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,255	533	187	9	—	5,984
Total divestments	543	27	38	8	—	616
Cash flow from operating activities	4,150	(288)	(93)	(51)	—	3,718

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,977	22,592	21,519	47	—	49,135
Intersegment sales	7,751	10,474	222	48	(18,495)	—
Excise taxes	—	(874)	(3,686)	1	—	(4,559)
Revenues from sales	12,728	32,192	18,055	96	(18,495)	44,576
Operating expenses	(6,274)	(32,653)	(17,768)	(290)	18,495	(38,490)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,513)	(319)	(189)	(7)	—	(2,028)
Operating income	4,941	(780)	98	(201)	—	4,058
Equity in net income (loss) of affiliates and other items	448	23	(14)	(156)	—	301
Tax on net operating income	(2,882)	258	(62)	(12)	—	(2,698)
Net operating income	2,507	(499)	22	(369)	—	1,661
Net cost of net debt						(116)
Non-controlling interests						(27)
Net income						1,518

2nd quarter 2012 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	11	—	—	—	—	11
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	11	—	—	—	—	11
Operating expenses	(18)	(1,238)	(148)	(23)	—	(1,427)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(46)	—	—	(46)
Operating income (b)	(7)	(1,238)	(194)	(23)	—	(1,462)
Equity in net income (loss) of affiliates and other items	—	(40)	(8)	(244)	—	(292)
Tax on net operating income	9	401	47	(9)	—	448
Net operating income (b)	2	(877)	(155)	(276)	—	(1,306)
Net cost of net debt						—
Non-controlling interests						33
Net income						(1,273)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	(1,238)	(146)	—
On net operating income	—	(877)	(99)	—

2nd quarter 2012 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,966	22,592	21,519	47	—	49,124
Intersegment sales	7,751	10,474	222	48	(18,495)	—
Excise taxes	—	(874)	(3,686)	1	—	(4,559)
Revenues from sales	12,717	32,192	18,055	96	(18,495)	44,565
Operating expenses	(6,256)	(31,415)	(17,620)	(267)	18,495	(37,063)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,513)	(319)	(143)	(7)	—	(1,982)
Adjusted operating income	4,948	458	292	(178)	—	5,520
Equity in net income (loss) of affiliates and other items	448	63	(6)	88	—	593
Tax on net operating income	(2,891)	(143)	(109)	(3)	—	(3,146)
Adjusted net operating income	2,505	378	177	(93)	—	2,967
Net cost of net debt						(116)
Non-controlling interests						(60)
Ajusted net income						2,791
Adjusted fully-diluted earnings per share (€)						1.23

(a) Except for earnings per share.

2nd quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,227	501	212	24	—	4,964
Total divestments	234	7	20	719	—	980
Cash flow from operating activities	5,298	625	(140)	384	—	6,167

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	10,233	43,178	41,560	132	—	95,103
Intersegment sales	13,854	19,721	914	78	(34,567)	—
Excise taxes	—	(1,665)	(7,000)	—	—	(8,665)
Revenues from sales	24,087	61,234	35,474	210	(34,567)	86,438
Operating expenses	(11,627)	(60,480)	(34,481)	(419)	34,567	(72,440)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,222)	(596)	(268)	(15)	—	(4,101)
Operating income	9,238	158	725	(224)	—	9,897
Equity in net income (loss) of affiliates and other items	(72)	124	6	21	—	79
Tax on net operating income	(5,317)	1	(215)	(23)	—	(5,554)
Net operating income	3,849	283	516	(226)	—	4,422
Net cost of net debt						(259)
Non-controlling interests						(89)
Net income						4,074

1st half 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(30)	—	—	—	—	(30)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(30)	—	—	—	—	(30)
Operating expenses	—	(605)	(103)	—	—	(708)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(4)	—	—	—	(4)
Operating income (b)	(30)	(609)	(103)	—	—	(742)
Equity in net income (loss) of affiliates and other items	(1,168)	(42)	(9)	—	—	(1,219)
Tax on net operating income	256	181	33	—	—	470
Net operating income (b)	(942)	(470)	(79)	—	—	(1,491)
Net cost of net debt						—
Non-controlling interests						3
Net income						(1,488)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	(566)	(103)	—
On net operating income	—	(385)	(69)	—

1st half 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	10,263	43,178	41,560	132	—	95,133
Intersegment sales	13,854	19,721	914	78	(34,567)	—
Excise taxes	—	(1,665)	(7,000)	—	—	(8,665)
Revenues from sales	24,117	61,234	35,474	210	(34,567)	86,468
Operating expenses	(11,627)	(59,875)	(34,378)	(419)	34,567	(71,732)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,222)	(592)	(268)	(15)	—	(4,097)
Adjusted operating income	9,268	767	828	(224)	—	10,639
Equity in net income (loss) of affiliates and other items	1,096	166	15	21	—	1,298
Tax on net operating income	(5,573)	(180)	(248)	(23)	—	(6,024)
Adjusted net operating income	4,791	753	595	(226)	—	5,913
Net cost of net debt						(259)
Non-controlling interests						(92)
Ajusted net income						5,562
Adjusted fully-diluted earnings per share (€)						2.45

(a) Except for earnings per share.

1st half 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	10,311	915	429	41	—	11,696
Total divestments	1,655	235	50	10	—	1,950
Cash flow from operating activities	6,278	1,015	321	(190)	—	7,424

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	11,154	45,688	43,371	90	—	100,303
Intersegment sales	15,985	22,289	453	93	(38,820)	—
Excise taxes	—	(1,678)	(7,274)	—	—	(8,952)
Revenues from sales	27,139	66,299	36,550	183	(38,820)	91,351
Operating expenses	(12,809)	(65,706)	(35,755)	(517)	38,820	(75,967)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,906)	(633)	(311)	(16)	—	(3,866)
Operating income	11,424	(40)	484	(350)	—	11,518
Equity in net income (loss) of affiliates and other items	991	115	(83)	(39)	—	984
Tax on net operating income	(6,871)	43	(218)	(10)	—	(7,056)
Net operating income	5,544	118	183	(399)	—	5,446
Net cost of net debt						(221)
Non-controlling interests						(39)
Net income						5,186

1st half 2012 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(14)	—	—	—	—	(14)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(14)	—	—	—	—	(14)
Operating expenses	(18)	(455)	(85)	(88)	—	(646)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(46)	—	—	(46)
Operating income (b)	(32)	(455)	(131)	(88)	—	(706)
Equity in net income (loss) of affiliates and other items	—	(17)	(29)	(134)	—	(180)
Tax on net operating income	14	148	25	(16)	—	171
Net operating income (b)	(18)	(324)	(135)	(238)	—	(715)
Net cost of net debt						—
Non-controlling interests						30
Net income						(685)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(455)	(83)	—
On net operating income	—	(324)	(59)	—

1st half 2012 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	11,168	45,688	43,371	90	—	100,317
Intersegment sales	15,985	22,289	453	93	(38,820)	—
Excise taxes	—	(1,678)	(7,274)	—	—	(8,952)
Revenues from sales	27,153	66,299	36,550	183	(38,820)	91,365
Operating expenses	(12,791)	(65,251)	(35,670)	(429)	38,820	(75,321)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,906)	(633)	(265)	(16)	—	(3,820)
Adjusted operating income	11,456	415	615	(262)	—	12,224
Equity in net income (loss) of affiliates and other items	991	132	(54)	95	—	1,164
Tax on net operating income	(6,885)	(105)	(243)	6	—	(7,227)
Adjusted net operating income	5,562	442	318	(161)	—	6,161
Net cost of net debt						(221)
Non-controlling interests						(69)
Ajusted net income						5,871
Adjusted fully-diluted earnings per share (€)						2.59

(a) Except for earnings per share

1st half 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,533	930	410	31	—	10,904
Total divestments	982	148	65	1,475	—	2,670
Cash flow from operating activities	11,064	589	(584)	365	—	11,434

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

2nd quarter 2013 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	47,005	(32)	46,973
Excise taxes	(4,469)	—	(4,469)
Revenues from sales	42,536	(32)	42,504

Purchases net of inventory variation	(29,763)	(581)	(30,344)
Other operating expenses	(5,598)	(37)	(5,635)
Exploration costs	(272)	—	(272)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,941)	—	(1,941)
Other income	100	252	352
Other expense	(77)	(17)	(94)

Financial interest on debt	(182)	—	(182)
Financial income from marketable securities & cash equivalents	14	—	14
Cost of net debt	(168)	—	(168)

Other financial income	157	—	157
Other financial expense	(137)	—	(137)

Equity in net income (loss) of affiliates	623	(14)	609

Income taxes	(2,717)	261	(2,456)
Consolidated net income	2,743	(168)	2,575
Group share	2,699	(162)	2,537
Non-controlling interests	44	(6)	38

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	49,124	11	49,135
Excise taxes	(4,559)	—	(4,559)
Revenues from sales	44,565	11	44,576

Purchases net of inventory variation	(30,910)	(1,384)	(32,294)
Other operating expenses	(5,884)	(43)	(5,927)
Exploration costs	(269)	—	(269)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,982)	(46)	(2,028)
Other income	126	99	225
Other expense	(108)	(343)	(451)

Financial interest on debt	(170)	—	(170)
Financial income from marketable securities & cash equivalents	24	—	24
Cost of net debt	(146)	—	(146)

Other financial income	209	—	209
Other financial expense	(118)	—	(118)

Equity in net income (loss) of affiliates	484	(48)	436

Income taxes	(3,116)	448	(2,668)
Consolidated net income	2,851	(1,306)	1,545
Group share	2,791	(1,273)	1,518
Non-controlling interests	60	(33)	27

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

1st half 2013 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	95,133	(30)	95,103
Excise taxes	(8,665)	—	(8,665)
Revenues from sales	86,468	(30)	86,438

Purchases net of inventory variation	(60,205)	(669)	(60,874)
Other operating expenses	(10,948)	(39)	(10,987)
Exploration costs	(579)	—	(579)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,097)	(4)	(4,101)
Other income	131	252	383
Other expense	(174)	(1,452)	(1,626)

Financial interest on debt	(351)	—	(351)
Financial income from marketable securities & cash equivalents	36	—	36
Cost of net debt	(315)	—	(315)

Other financial income	260	—	260
Other financial expense	(265)	—	(265)

Equity in net income (loss) of affiliates	1,346	(19)	1,327

Income taxes	(5,968)	470	(5,498)
Consolidated net income	5,654	(1,491)	4,163
Group share	5,562	(1,488)	4,074
Non-controlling interests	92	(3)	89

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st half 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	100,317	(14)	100,303
Excise taxes	(8,952)	—	(8,952)
Revenues from sales	91,365	(14)	91,351

Purchases net of inventory variation	(63,797)	(538)	(64,335)
Other operating expenses	(10,899)	(108)	(11,007)
Exploration costs	(625)	—	(625)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,820)	(46)	(3,866)
Other income	305	209	514
Other expense	(200)	(347)	(547)

Financial interest on debt	(357)	—	(357)
Financial income from marketable securities & cash equivalents	59	—	59
Cost of net debt	(298)	—	(298)

Other financial income	294	—	294
Other financial expense	(254)	—	(254)

Equity in net income (loss) of affiliates	1,019	(42)	977

Income taxes	(7,150)	171	(6,979)
Consolidated net income	5,940	(715)	5,225
Group share	5,871	(685)	5,186
Non-controlling interests	69	(30)	39

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS OF 2013

(unaudited)

1)             Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of June 30, 2013 are presented in Euros and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of June 30, 2013 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2012 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board), with the exception of those texts or amendments that must be applied for periods beginning the January 1st 2013 described in note 1X of the Notes to the consolidated financial statements for the year ended December 31, 2012:

•                 The revised standard IAS 19 “Employee benefits” applicable retrospectively from January 1st, 2013, led in particular to the full recognition of the net position in respect of employee benefits obligations (liabilities net of assets) in the balance sheet, to the elimination of the corridor approach previously used by the Group, the elimination of the depreciation of past services costs, and to the obligation to evaluate the expected return on plan assets on a normative basis (via the discount rate used to value the debt).

The application of this standard had an impact on January 1st, 2013 and as of June 30, 2012 (the first comparative period presented) of an increase in employee benefit provisions of €2.8 billion and €2.3 billion respectively, and a decrease in equity of €2.8 billion and €2.3 billion before tax (€1.7 billion and €1.4 billion after tax). The impact on the profit for 2012 is not significant. In accordance with the transitional rules of IAS 19 revised, the comparative periods were restated to take into account the retrospective application of the standard.

•                 Application of standards on consolidation: IFRS 10 “Consolidated financial statements”, IFRS 11 “Joint arrangements”, IFRS 12 “Disclosure of interests in other entities”, IAS 27 revised “Separate financial statements” and IAS 28 revised “Investments in associates and joint ventures”. The application of these standards did not have a material effect on the Group’s consolidated balance sheet, income statement and shareholder’s equity as of June 30, 2013.

•                 The application of standards IFRS 13 “Fair value measurement” and IAS 1 revised “Presentation of financial statements” did not have a material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity as of June 30, 2013.

The preparation of financial statements in accordance with IFRS requires the executive management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The executive management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2012.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the executive management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•                       give a true and fair view of the Group’s financial position, financial performance and cash flows;

•                       reflect the substance of transactions;

•                       are neutral;

•                       are prepared on a prudent basis; and

•                       are complete in all material aspects.

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at cost. Financial assets and liabilities are usually measured at fair value.

2)             Changes in the Group structure, main acquisitions and divestments

➢         Upstream

•                  TOTAL finalized in February 2013 the acquisition of an additional 6% interest in the Ichthys liquefied natural gas (LNG) project from its partner INPEX. TOTAL’s overall equity stake in the Ichthys LNG project will increase from 24% to 30%.

•                  TOTAL finalized in February 2013 the sale to INPEX of a 9.99% indirect interest in offshore Angola Block 14.

•                  On March 27, 2013, TOTAL entered into an agreement for the sale to Suncor Energy Inc. of its 49% interest in the Voyageur upgrader project, which is located in the Canadian province of Alberta and intended to upgrade bitumen from the Fort Hills and Joslyn mines. The transaction amounted to US$506 million (€385 million). The mining development projects of Fort Hills and Joslyn continue according to the production evacuation logistics studies jointly conducted with Suncor. The sale entails a net loss of €1,247 million.

•                  TOTAL finalized in June 2013 the sale of a 25% interest in the Tempa Rossa field in Italy to a subsidiary of Mitsui.

➢         Refining & Chemicals

•                  TOTAL finalized in June 2013 the sale of its fertilizing businesses in Europe.

3)             Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive committee.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2013	Inventory valuation effect	—	(499)	(82)	—	(581)
	Effect of changes in fair value	(32)	—	—	—	(32)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	(37)	—	—	(37)
Total		(32)	(536)	(82)	—	(650)
2nd quarter 2012	Inventory valuation effect	—	(1,238)	(146)	—	(1,384)
	Effect of changes in fair value	11	—	—	—	11
	Restructuring charges	—	—	(48)	—	(48)
	Asset impairment charges	—	—	—	—	—
	Other items	(18)	—	—	(23)	(41)
Total		(7)	(1,238)	(194)	(23)	(1,462)

1st half 2013	Inventory valuation effect	—	(566)	(103)	—	(669)
	Effect of changes in fair value	(30)	—	—	—	(30)
	Restructuring charges	—	(2)	—	—	(2)
	Asset impairment charges	—	(4)	—	—	(4)
	Other items	—	(37)	—	—	(37)
Total		(30)	(609)	(103)	—	(742)
1st half 2012	Inventory valuation effect	—	(455)	(83)	—	(538)
	Effect of changes in fair value	(14)	—	—	—	(14)
	Restructuring charges	—	—	(48)	—	(48)
	Asset impairment charges	—	—	—	—	—
	Other items	(18)	—	—	(88)	(106)
Total		(32)	(455)	(131)	(88)	(706)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M€)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2013	Inventory valuation effect	—	(351)	(49)	—	(400)
	Effect of changes in fair value	(24)	—	—	—	(24)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Gains (losses) on disposals of assets	328	(41)	—	—	287
	Other items	—	(25)	—	—	(25)
Total		304	(417)	(49)	—	(162)
2nd quarter 2012	Inventory valuation effect	—	(877)	(82)	—	(959)
	Effect of changes in fair value	9	—	—	—	9
	Restructuring charges	—	—	(40)	—	(40)
	Asset impairment charges	—	—	—	(18)	(18)
	Gains (losses) on disposals of assets	—	—	—	73	73
	Other items	(7)	—	—	(331)	(338)
Total		2	(877)	(122)	(276)	(1,273)

1st half 2013	Inventory valuation effect	—	(385)	(66)	—	(451)
	Effect of changes in fair value	(23)	—	—	—	(23)
	Restructuring charges	—	(16)	(10)	—	(26)
	Asset impairment charges	—	(3)	—	—	(3)
	Gains (losses) on disposals of assets	(919)	(41)	—	—	(960)
	Other items	—	(25)	—	—	(25)
Total		(942)	(470)	(76)	—	(1,488)
1st half 2012	Inventory valuation effect	—	(324)	(45)	—	(369)
	Effect of changes in fair value	(11)	—	—	—	(11)
	Restructuring charges	—	—	(40)	—	(40)
	Asset impairment charges	—	—	(20)	(18)	(38)
	Gains (losses) on disposals of assets	—	—	—	153	153
	Other items	(7)	—	—	(373)	(380)
Total		(18)	(324)	(105)	(238)	(685)

4)             Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of June 30, 2013, TOTAL S.A. held 8,059,391 of its own shares, representing 0.34% of its share capital, detailed as follows:

•                  7,993,690 shares allocated to TOTAL restricted shares plans for Group employees; and

•                  65,701 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These 8,059,391 shares are deducted from the consolidated shareholders’ equity.

Treasury shares (TOTAL shares held by Group subsidiaries)

As of June 30, 2013, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.22% of its share capital, detailed as follows:

•                  2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•                  98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend

The shareholders’ meeting on May 17, 2013 approved the payment of a cash dividend of €2.34 per share for the 2012 fiscal year. Taking into account the first quarterly dividend of €0.57 per share and the two following quarterly dividends of €0.59 per share that have already been paid on September 27, 2012, December 20, 2012, and March 21, 2013, the remaining balance of €0.59 per share was paid on June 27, 2013.

A first quarterly dividend for the fiscal year 2013 of €0.59 per share, decided by the Board of Directors on April 25, 2013, will be paid on September 27, 2013 (the ex-dividend date will be September 24, 2013).

A second quarterly dividend for the fiscal year 2013 of €0.59 per share, decided by the Board of Directors on July 25, 2013, will be paid on December 19, 2013 (the ex-dividend date will be December 16, 2013).

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M€)	1st half 2013		1st half 2012

Actuarial gains and losses		(19)		(423)
Tax effect		6		156
Items not potentially reclassifiable to profit or loss		(13)		(267)

Currency translation adjustment		(160)		1,289
- unrealized gain/(loss) of the period	(174)		1,288
- less gain/(loss) included in net income	(14)		(1)

Available for sale financial assets		2		(159)
- unrealized gain/(loss) of the period	2		61
- less gain/(loss) included in net income	—		220

Cash flow hedge		72		3
- unrealized gain/(loss) of the period	14		(35)
- less gain/(loss) included in net income	(58)		(38)

Share of other comprehensive income of equity affiliates, net amount		(336)		105

Other		(8)		(14)
- unrealized gain/(loss) of the period	(8)		(14)
- less gain/(loss) included in net income	—		—

Tax effect		(27)		35
Items potentially reclassifiable to profit or loss		(457)		1,259
Total other comprehensive income, net amount		(470)		992

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2013			1st half 2012
(M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount

Actuarial gains and losses	(19)	6	(13)	(423)	156	(267)
Items not potentially reclassifiable to profit or loss	(19)	6	(13)	(423)	156	(267)
Currency translation adjustment	(160)		(160)	1,289		1,289
Available for sale financial assets	2	1	3	(159)	38	(121)
Cash flow hedge	72	(28)	44	3	(3)	—
Share of other comprehensive income of equity affiliates, net amount	(336)		(336)	105		105
Other	(8)		(8)	(14)		(14)
Items potentially reclassifiable to profit or loss	(430)	(27)	(457)	1,224	35	1,259
Total other comprehensive income	(449)	(21)	(470)	801	191	992

5)             Financial debt

The Group issued bonds through its subsidiaries Total Capital International and Total Capital Canada during the first six months of 2013:

–            Bond 1.450% 2013-2018 (1,000 million USD)

–            Bond US Libor 3 months + 38 bp 2013-2016 (1,000 million USD)

–            Bond 2.750% 2013-2023 (1,000 million USD)

–            Bond 0.750% 2013-2016 (250 million USD increase of an existing 2012-2016 Bond)

–            Bond 4.000% 2013-2018 (150 million AUD)

–            Bond 2.125% 2013-2023 (250 million EUR increase of an 2012-2023 existing Bond)

–            Bond Euribor 3 months + 31 bp 2013-2020 (300 million EUR)

–            Bond 2.500% 2013-2018 (600 million NOK)

The Group reimbursed bonds during the first six months of 2013:

–            Bond 4.125% 2007-2013 (600 million EUR)

–            Bond 5.500% 2007-2013 (350 million GBP)

–             Bond 7.500% 2008-2013 (200 million AUD)

–             Bond 4.500% 2003-2013 (30 million USD)

–            Bond 5.500% 2009-2013 (200 million AUD)

–            Bond 3.125% 2008-2013 (300 million CHF)

–            Bond Libor 3 month + 9 bp 2011-2013 (1,000 million USD)

–            Bond 4.000% 2008-2013 (400 million USD)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6)             Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first six months of 2013.

7)                   Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

The principal antitrust proceedings in which the Group’s companies are involved are described thereafter.

Refining & Chemicals segment

As part of the spin-off of Arkema(1) in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

This guarantee covers, for a period of ten years from the date of the spin-off, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by this guarantee, in Europe.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, this guarantee will become void.

–            In the United States, civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, are closed without significant impact on the Group’s financial position.

–            In Europe, since 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off following five investigations launched by the European Commission between 2000 and 2004, four of which are closed, the fifth is on hold pending a decision following the appeal of Arkema and the concerned companies of the Group.

In financial terms, the fines imposed by the European Commission following the five investigations reach an overall amount of €385.47 million, entirely settled as of today. As a result, once the threshold provided for by the guarantee is deducted, the overall amount assumed and paid by the Group since the spin-off in accordance with the guarantee amounted to €188.07 million(2), to which an amount of €31.31 million of interest has been added. These amounts were not modified during the first half of 2013 financial year.

–            In addition, civil proceedings against Arkema and other groups of companies were initiated in 2009 and 2011, respectively, before German and Dutch courts by third parties for alleged damages pursuant to two of the above mentioned legal proceedings. TOTAL S.A. was summoned to serve notice of the dispute before the German court. These procedures were settled between the claimants and Arkema in early July 2013.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off, as well as Elf Aquitaine and/or TOTAL S.A. based on their status as parent company.

Within the framework of all of the legal proceedings described above, a €17 million reserve remains booked in the Group’s consolidated financial statements as of June 30, 2013.

Marketing & Services segment

–            Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined €20.25 million in 2006, for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. lodged an appeal against this decision that was dismissed at the end of September 2012. The fine and interest were paid during the first quarter of 2013.

(1)  Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

(2)  This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million.

–            In addition, pursuant to a statement of objections received by Total Raffinage Marketing (formerly Total France) and TOTAL S.A. from the European Commission regarding a product line of the Marketing & Services segment, Total Raffinage Marketing was fined €128.2 million in 2008, which has been paid, and for which TOTAL S.A. was held jointly liable based on its status as parent company. The appeal against this decision lodged by the Group is still pending before the relevant European court.

–            In addition, the civil proceedings against TOTAL S.A., Total Raffinage Marketing and other companies initiated before UK and Dutch courts by third parties for alleged damages in connection with the prosecutions brought by the European Commission are ongoing. At this point, the probability to have a favorable verdict and the financial impacts of these procedures remain uncertain due to the number of legal difficulties they gave rise to, the lack of documented claims and evaluations of the alleged damages.

Within the framework of the legal proceedings described above, a €6 million reserve remains booked in the Group’s consolidated financial statements as of June 30, 2013.

In early 2013, a civil proceeding was initiated against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil courts. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This procedure initiated by the plaintiff follows practices that had been sanctioned by the Italian competition authority in 2006. Given the multiple defendants engaged in these proceedings and the disproportionate nature of the alleged damages in view of the justifications provided, this proceeding is not expected to have a material effect on the Group’s financial situation, even if it is not possible at this stage to precisely determine the financial impact of the demand on the Group.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, the deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site remediation obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

After having articulated several hypotheses, the Court-appointed experts did not maintain in their final report filed on May 11, 2006, that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

On July 9, 2007, the investigating magistrate brought charges against Grande Paroisse and the former Plant Manager before the criminal chamber of the Court of Appeal of Toulouse. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest were summoned to appear in Court pursuant to a request by a victims association.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the disaster were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, has appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

By its decision of September 24, 2012, the Court of Appeal of Toulouse (Cour d’appel de Toulouse) upheld the lower court verdict pursuant to which the summonses against TOTAL S.A. and Mr. Thierry Desmarest were determined to be inadmissible. This element of the decision has been appealed by certain third parties before the French Supreme Court (Cour de cassation).

The Court of Appeal considered, however, that the explosion was the result of the chemical accident described by the court-appointed experts. Accordingly, it convicted the former Plant Manager and Grande Paroisse. This element of the decision has been appealed by the former Plant Manager and Grande Paroisse before the French Supreme Court (Cour de cassation), which has the effect of suspending their criminal sentences.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. A €15.6 million reserve remains booked in the Group’s consolidated financial statements as of June 30, 2013.

Blue Rapid and the Russian Olympic Committee — Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of U.S.$ 22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact. The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran by certain oil companies including, among others, TOTAL.

The inquiry concerned an agreement concluded by the Company with consultants concerning gas fields in Iran and aimed to verify whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

In late May 2013, and after years of discussions, TOTAL reached settlements with the U.S. authorities (a Deferred Prosecution Agreement with the DoJ and a Cease and Desist Order with the SEC). These settlements, which put an end to these investigations, were concluded without admission of guilt and in exchange for TOTAL respecting a number of obligations, including the payment of a fine ($245.2 million) and a civil compensation ($153 million) that occurred during the second quarter of 2013. The reserve of $398.2 million that was booked in the financial statements as of June 30, 2012, has been fully released. By virtue of these settlements, TOTAL also accepted to appoint a French independent compliance monitor to review the Group’s compliance program and to recommend possible improvements.

With respect to the same facts, TOTAL and its Chief Executive Officer, who was President of the Middle East at the time of the facts, were placed under formal investigation in France following a judicial inquiry initiated in 2006. In late May 2013, the Prosecutor’s office recommended that the case be sent to trial. The investigating magistrate has not yet issued his decision.

At this point, the Company considers that the resolution of these cases is not expected to have a significant impact on the Group’s financial situation or consequences on its future planned operations.

Libya

In June 2011, the United States Securities and Exchange Commission (SEC) issued to certain oil companies - including, among others, TOTAL - a formal request for information related to their operations in Libya. In April 2013, the SEC notified TOTAL of the closure of the investigation while stating that it does not intend to take further action as far as TOTAL is concerned.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food Program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group Employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of Corporate assets and as accessories to the corruption of foreign public agents. The Chairman and Chief Executive Officer of the Company, formerly President of the Group’s Exploration & Production division, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating magistrate that the case against the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating magistrate, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating magistrate that the case against TOTAL S.A., the Group’s former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating magistrate on the matter decided to send the case to trial. On July 8, 2013, TOTAL S.A., the Group’s former employees and TOTAL’s Chairman and Chief Executive Officer were cleared of all charges by the Criminal Court, which found that none of the offenses for which they had been prosecuted were established. On July 18, 2013, the Prosecutor’s office appealed the parts of the Criminal Court’s decision acquitting TOTAL S.A. and certain of the Group’s former employees. TOTAL’s Chairman and Chief Executive Officer’s acquittal issued on July 8, 2013 is irrevocable since the Prosecutor’s office did not appeal such part of the Criminal Court’s decision.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group employees were the subject of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field. On February 16, 2009, as a preliminary measure before the proceedings went before the Court, the preliminary investigation judge of Potenza served notice to Total Italia of a decision that would have suspended the concession for this field for one year. Total Italia appealed the decision by the preliminary investigation judge before the Court of Appeal of Potenza. In a decision dated April 8, 2009, the Court reversed the suspension of the concession and appointed for one year, i.e. until February 16, 2010, a judicial administrator to supervise the operations related to the development of the concession, allowing the Tempa Rossa project to continue.

The criminal investigation was closed in the first half of 2010. In May 2012, the Judge of the preliminary hearing decided to dismiss the charges for some of the Group’s employees and refer the case for trial on a reduced number of charges. The trial started on September 26, 2012.

In 2010, Total Italia’s exploration and production operations were transferred to Total E&P Italia and refining and marketing operations were merged with those of Erg Petroli.

Rivunion

On July 9, 2012, the Swiss Tribunal Fédéral (Switzerland’s Supreme Court) rendered its decision against Rivunion, a wholly-owned subsidiary of Elf Aquitaine, confirming a tax reassessment in the amount of CHF 171 million (excluding interest for late payment, yet to be calculated by the competent authorities). According to the Tribunal, Rivunion was held liable as tax collector of withholding taxes owed by the beneficiaries of taxable services. Rivunion, in liquidation since March 13, 2002 and unable to recover the amounts corresponding to the withholding taxes in restitution from said beneficiaries in order to meet its fiscal obligations, has been subject to insolvency proceedings since November 1, 2012.

Nigeria

In the second quarter 2013, TOTAL’s equity production in Nigeria was impacted by repeated oil theft and sabotage on oil and gas pipelines used to transport amongst others the Group’s production. Despite the completion of multiple repairs, production remained impacted at the end of June 2013, mainly from the onshore acreage of the joint venture in which TOTAL holds a 10% interest that is operated by the Shell Petroleum Development Company (SPDC).

The Group estimates the impact on its Nigerian equity production to be about 35 kboe/d during second quarter 2013.

8)             Information by business segment

1st half 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	10,233	43,178	41,560	132	—	95,103
Intersegment sales	13,854	19,721	914	78	(34,567)	—
Excise taxes	—	(1,665)	(7,000)	—	—	(8,665)
Revenues from sales	24,087	61,234	35,474	210	(34,567)	86,438
Operating expenses	(11,627)	(60,480)	(34,481)	(419)	34,567	(72,440)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,222)	(596)	(268)	(15)	—	(4,101)
Operating income	9,238	158	725	(224)	—	9,897
Equity in net income (loss) of affiliates and other items	(72)	124	6	21	—	79
Tax on net operating income	(5,317)	1	(215)	(23)	—	(5,554)
Net operating income	3,849	283	516	(226)	—	4,422
Net cost of net debt						(259)
Non-controlling interests						(89)
Net income						4,074

1st half 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(30)	—	—	—	—	(30)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(30)	—	—	—	—	(30)
Operating expenses	—	(605)	(103)	—	—	(708)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(4)	—	—	—	(4)
Operating income (b)	(30)	(609)	(103)	—	—	(742)
Equity in net income (loss) of affiliates and other items	(1,168)	(42)	(9)	—	—	(1,219)
Tax on net operating income	256	181	33	—	—	470
Net operating income (b)	(942)	(470)	(79)	—	—	(1,491)
Net cost of net debt						—
Non-controlling interests						3
Net income						(1,488)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(566)	(103)	—
On net operating income	—	(385)	(69)	—

1st half 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	10,263	43,178	41,560	132	—	95,133
Intersegment sales	13,854	19,721	914	78	(34,567)	—
Excise taxes	—	(1,665)	(7,000)	—	—	(8,665)
Revenues from sales	24,117	61,234	35,474	210	(34,567)	86,468
Operating expenses	(11,627)	(59,875)	(34,378)	(419)	34,567	(71,732)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,222)	(592)	(268)	(15)	—	(4,097)
Adjusted operating income	9,268	767	828	(224)	—	10,639
Equity in net income (loss) of affiliates and other items	1,096	166	15	21	—	1,298
Tax on net operating income	(5,573)	(180)	(248)	(23)	—	(6,024)
Adjusted net operating income	4,791	753	595	(226)	—	5,913
Net cost of net debt						(259)
Non-controlling interests						(92)
Ajusted net income						5,562
Adjusted fully-diluted earnings per share (€)						2.45

(a) Except for earnings per share.

1st half 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	10,311	915	429	41	—	11,696
Total divestments	1,655	235	50	10	—	1,950
Cash flow from operating activities	6,278	1,015	321	(190)	—	7,424

1st half 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	11,154	45,688	43,371	90	—	100,303
Intersegment sales	15,985	22,289	453	93	(38,820)	—
Excise taxes	—	(1,678)	(7,274)	—	—	(8,952)
Revenues from sales	27,139	66,299	36,550	183	(38,820)	91,351
Operating expenses	(12,809)	(65,706)	(35,755)	(517)	38,820	(75,967)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,906)	(633)	(311)	(16)	—	(3,866)
Operating income	11,424	(40)	484	(350)	—	11,518
Equity in net income (loss) of affiliates and other items	991	115	(83)	(39)	—	984
Tax on net operating income	(6,871)	43	(218)	(10)	—	(7,056)
Net operating income	5,544	118	183	(399)	—	5,446
Net cost of net debt						(221)
Non-controlling interests						(39)
Net income						5,186

1st half 2012 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(14)	—	—	—	—	(14)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(14)	—	—	—	—	(14)
Operating expenses	(18)	(455)	(85)	(88)	—	(646)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(46)	—	—	(46)
Operating income (b)	(32)	(455)	(131)	(88)	—	(706)
Equity in net income (loss) of affiliates and other items	—	(17)	(29)	(134)	—	(180)
Tax on net operating income	14	148	25	(16)	—	171
Net operating income (b)	(18)	(324)	(135)	(238)	—	(715)
Net cost of net debt						—
Non-controlling interests						30
Net income						(685)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(455)	(83)	—
On net operating income	—	(324)	(59)	—

1st half 2012 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	11,168	45,688	43,371	90	—	100,317
Intersegment sales	15,985	22,289	453	93	(38,820)	—
Excise taxes	—	(1,678)	(7,274)	—	—	(8,952)
Revenues from sales	27,153	66,299	36,550	183	(38,820)	91,365
Operating expenses	(12,791)	(65,251)	(35,670)	(429)	38,820	(75,321)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,906)	(633)	(265)	(16)	—	(3,820)
Adjusted operating income	11,456	415	615	(262)	—	12,224
Equity in net income (loss) of affiliates and other items	991	132	(54)	95	—	1,164
Tax on net operating income	(6,885)	(105)	(243)	6	—	(7,227)
Adjusted net operating income	5,562	442	318	(161)	—	6,161
Net cost of net debt						(221)
Non-controlling interests						(69)
Ajusted net income						5,871
Adjusted fully-diluted earnings per share (€)						2.59

(a) Except for earnings per share.

1st half 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,533	930	410	31	—	10,904
Total divestments	982	148	65	1,475	—	2,670
Cash flow from operating activities	11,064	589	(584)	365	—	11,434

2nd quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,781	21,560	20,561	71	—	46,973
Intersegment sales	6,519	9,807	806	27	(17,159)	—
Excise taxes	—	(835)	(3,634)	—	—	(4,469)
Revenues from sales	11,300	30,532	17,733	98	(17,159)	42,504
Operating expenses	(5,512)	(30,413)	(17,273)	(212)	17,159	(36,251)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,512)	(298)	(123)	(8)	—	(1,941)
Operating income	4,276	(179)	337	(122)	—	4,312
Equity in net income (loss) of affiliates and other items	774	52	38	23	—	887
Tax on net operating income	(2,421)	80	(100)	(44)	—	(2,485)
Net operating income	2,629	(47)	275	(143)	—	2,714
Net cost of net debt						(139)
Non-controlling interests						(38)
Net income						2,537

2nd quarter 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(32)	—	—	—	—	(32)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(32)	—	—	—	—	(32)
Operating expenses	—	(536)	(82)	—	—	(618)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(32)	(536)	(82)	—	—	(650)
Equity in net income (loss) of affiliates and other items	252	(32)	1	—	—	221
Tax on net operating income	84	151	26	—	—	261
Net operating income (b)	304	(417)	(55)	—	—	(168)
Net cost of net debt						—
Non-controlling interests						6
Net income						(162)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(499)	(82)	—
On net operating income	—	(351)	(55)	—

2nd quarter 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,813	21,560	20,561	71	—	47,005
Intersegment sales	6,519	9,807	806	27	(17,159)	—
Excise taxes	—	(835)	(3,634)	—	—	(4,469)
Revenues from sales	11,332	30,532	17,733	98	(17,159)	42,536
Operating expenses	(5,512)	(29,877)	(17,191)	(212)	17,159	(35,633)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,512)	(298)	(123)	(8)	—	(1,941)
Adjusted operating income	4,308	357	419	(122)	—	4,962
Equity in net income (loss) of affiliates and other items	522	84	37	23	—	666
Tax on net operating income	(2,505)	(71)	(126)	(44)	—	(2,746)
Adjusted net operating income	2,325	370	330	(143)	—	2,882
Net cost of net debt						(139)
Non-controlling interests						(44)
Ajusted net income						2,699
Adjusted fully-diluted earnings per share (€)						1.19

(a) Except for earnings per share.

2nd quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,056	382	242	32	—	5,712
Total divestments	1,112	208	12	2	—	1,334
Cash flow from operating activities	2,128	1,303	414	(139)	—	3,706

2nd quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,977	22,592	21,519	47	—	49,135
Intersegment sales	7,751	10,474	222	48	(18,495)	—
Excise taxes	—	(874)	(3,686)	1	—	(4,559)
Revenues from sales	12,728	32,192	18,055	96	(18,495)	44,576
Operating expenses	(6,274)	(32,653)	(17,768)	(290)	18,495	(38,490)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,513)	(319)	(189)	(7)	—	(2,028)
Operating income	4,941	(780)	98	(201)	—	4,058
Equity in net income (loss) of affiliates and other items	448	23	(14)	(156)	—	301
Tax on net operating income	(2,882)	258	(62)	(12)	—	(2,698)
Net operating income	2,507	(499)	22	(369)	—	1,661
Net cost of net debt						(116)
Non-controlling interests						(27)
Net income						1,518

2nd quarter 2012 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	11	—	—	—	—	11
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	11	—	—	—	—	11
Operating expenses	(18)	(1,238)	(148)	(23)	—	(1,427)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(46)	—	—	(46)
Operating income (b)	(7)	(1,238)	(194)	(23)	—	(1,462)
Equity in net income (loss) of affiliates and other items	—	(40)	(8)	(244)	—	(292)
Tax on net operating income	9	401	47	(9)	—	448
Net operating income (b)	2	(877)	(155)	(276)	—	(1,306)
Net cost of net debt						—
Non-controlling interests						33
Net income						(1,273)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(1,238)	(146)	—
On net operating income	—	(877)	(99)	—

2nd quarter 2012 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,966	22,592	21,519	47	—	49,124
Intersegment sales	7,751	10,474	222	48	(18,495)	—
Excise taxes	—	(874)	(3,686)	1	—	(4,559)
Revenues from sales	12,717	32,192	18,055	96	(18,495)	44,565
Operating expenses	(6,256)	(31,415)	(17,620)	(267)	18,495	(37,063)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,513)	(319)	(143)	(7)	—	(1,982)
Adjusted operating income	4,948	458	292	(178)	—	5,520
Equity in net income (loss) of affiliates and other items	448	63	(6)	88	—	593
Tax on net operating income	(2,891)	(143)	(109)	(3)	—	(3,146)
Adjusted net operating income	2,505	378	177	(93)	—	2,967
Net cost of net debt						(116)
Non-controlling interests						(60)
Ajusted net income						2,791
Adjusted fully-diluted earnings per share (€)						1.23

(a) Except for earnings per share.

2nd quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,227	501	212	24	—	4,964
Total divestments	234	7	20	719	—	980
Cash flow from operating activities	5,298	625	(140)	384	—	6,167

9)             Reconciliation of the information by business segment with consolidated financial statements

1st half 2013 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	95,133	(30)	95,103
Excise taxes	(8,665)	—	(8,665)
Revenues from sales	86,468	(30)	86,438
Purchases net of inventory variation	(60,205)	(669)	(60,874)
Other operating expenses	(10,948)	(39)	(10,987)
Exploration costs	(579)	—	(579)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,097)	(4)	(4,101)
Other income	131	252	383
Other expense	(174)	(1,452)	(1,626)
Financial interest on debt	(351)	—	(351)
Financial income from marketable securities & cash equivalents	36	—	36
Cost of net debt	(315)	—	(315)
Other financial income	260	—	260
Other financial expense	(265)	—	(265)
Equity in net income (loss) of affiliates	1,346	(19)	1,327
Income taxes	(5,968)	470	(5,498)
Consolidated net income	5,654	(1,491)	4,163
Group share	5,562	(1,488)	4,074
Non-controlling interests	92	(3)	89

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st half 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	100,317	(14)	100,303
Excise taxes	(8,952)	—	(8,952)
Revenues from sales	91,365	(14)	91,351
Purchases net of inventory variation	(63,797)	(538)	(64,335)
Other operating expenses	(10,899)	(108)	(11,007)
Exploration costs	(625)	—	(625)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,820)	(46)	(3,866)
Other income	305	209	514
Other expense	(200)	(347)	(547)
Financial interest on debt	(357)	—	(357)
Financial income from marketable securities & cash equivalents	59	—	59
Cost of net debt	(298)	—	(298)
Other financial income	294	—	294
Other financial expense	(254)	—	(254)
Equity in net income (loss) of affiliates	1,019	(42)	977
Income taxes	(7,150)	171	(6,979)
Consolidated net income	5,940	(715)	5,225
Group share	5,871	(685)	5,186
Non-controlling interests	69	(30)	39

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2013 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	47,005	(32)	46,973
Excise taxes	(4,469)	—	(4,469)
Revenues from sales	42,536	(32)	42,504
Purchases net of inventory variation	(29,763)	(581)	(30,344)
Other operating expenses	(5,598)	(37)	(5,635)
Exploration costs	(272)	—	(272)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,941)	—	(1,941)
Other income	100	252	352
Other expense	(77)	(17)	(94)
Financial interest on debt	(182)	—	(182)
Financial income from marketable securities & cash equivalents	14	—	14
Cost of net debt	(168)	—	(168)
Other financial income	157	—	157
Other financial expense	(137)	—	(137)
Equity in net income (loss) of affiliates	623	(14)	609
Income taxes	(2,717)	261	(2,456)
Consolidated net income	2,743	(168)	2,575
Group share	2,699	(162)	2,537
Non-controlling interests	44	(6)	38

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	49,124	11	49,135
Excise taxes	(4,559)	—	(4,559)
Revenues from sales	44,565	11	44,576
Purchases net of inventory variation	(30,910)	(1,384)	(32,294)
Other operating expenses	(5,884)	(43)	(5,927)
Exploration costs	(269)	—	(269)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,982)	(46)	(2,028)
Other income	126	99	225
Other expense	(108)	(343)	(451)
Financial interest on debt	(170)	—	(170)
Financial income from marketable securities & cash equivalents	24	—	24
Cost of net debt	(146)	—	(146)
Other financial income	209	—	209
Other financial expense	(118)	—	(118)
Equity in net income (loss) of affiliates	484	(48)	436
Income taxes	(3,116)	448	(2,668)
Consolidated net income	2,851	(1,306)	1,545
Group share	2,791	(1,273)	1,518
Non-controlling interests	60	(33)	27

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10)      CHANGES IN PROGRESS IN THE GROUP STRUCTURE

                                  Upstream

•                  TOTAL signed in April 2013 an agreement for the sale of 100% of Transport et Infrastructures Gaz France (TIGF) with a consortium comprising Snam, EDF and GIC (Government of Singapore Investment Corporation). This transaction remains subject to the approval by the relevant authorities. At June 30, 2013 the assets and liabilities of the company have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of €1,450 million and “liabilities directly associated with the assets classified as held for sale” for an amount of €891 million. The assets and liabilities concerned mainly include tangible assets for an amount of €1,280 million and non-current financial debt for an amount of €808 million.

•                  TOTAL has put up for sale its interest in the Upstream in Trinidad & Tobago. At June 30, 2013 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of €250 million and “liabilities directly associated with the assets classified as held for sale” for an amount of €104 million. The assets concerned mainly include tangible assets for an amount of €230 million.

•                  TOTAL announced in November 2012 the finalization of an agreement for the sale in Nigeria of its 20% interest in block OML 138 to a subsidiary of China Petrochemical Corporation (Sinopec). This transaction remains subject to the approval by the relevant authorities. At June 30, 2013 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of €1,786 million and “liabilities directly associated with the assets classified as held for sale” for an amount of €485 million. The assets concerned mainly include tangible assets for an amount of €1,404 million.

•                  TOTAL has put up for sale its interest in block 15/06 in Angola. At June 30, 2013 the assets have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of €416 million. The assets concerned mainly include tangible assets for an amount of €342 million.